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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	ESL Investments, Inc. (Last) (First) (Middle)		AutoNation, Inc. (AN)

	One Lafayette Place (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			November 26, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Greenwich, CT 06830 (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☐	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Common Stock, par $0.01 per share						Code	V		Amount	(A) or (D)	Price

	Previous Balance													39,999,984		D(1)		(8)

	Previous Balance													7,922,202		D(2)		(8)

	Previous Balance													1,443,026		D(3)		(8)

	Previous Balance													9,174,244		D(5)		(8)

			11/26/02				J(4)			6,446,965	A			15,621,209		D(5)		(8)

	Previous Balance													8,819,389		D(6)		(8)

	Previous Balance													7,839,455		D(7)		(8)

			11/26/02				J(4)			6,446,965	D			1,392,490		D(7)		(8)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) These securities are owned by ESL Partners, L.P., Delaware limited partnership ("ESL").

(2) These securities are owned by ESL Limited, a Bermuda corporation ("Limited").

(3) These securities are owned by ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional").

(4) Pro rata distribution of shares from limited partnership to limited partner.

(5) These securities are owned by ESL Investors, L.L.C., a Delaware limited liability company (“Investors”).

(6) These securities are owned by CBL Partners, L.P., a Delaware limited partnership (“CBL”).

(7) These securities are owned by Courtesy Partners, L.P., a Delaware limited partnership (“Courtesy”).

(8) This Form 4 is filed on behalf of a group consisting of ESL, Limited, Institutional, Investors, CBL and Courtesy (collectively, the “ESL Parties”), RBS Partners, L.P. (“RBS Partners”), ESL Investment Management, LLC (“ESLIM”), RBS Investment Management, LLC (“RBSIM”), ESL Investments, Inc. (“Investments”) and Edward S. Lampert. Pursuant to Section 16, RBS Partners, ESLIM, RBSIM, Investments and Mr. Lampert may be deemed indirect beneficial owners of the securities reported on this Form 4. The general partner of ESL and the manager of Investors is RBS Partners. The general partner of RBS Partners is Investments. ESLIM is the investment manager of Limited. RBSIM is the general partner of Institutional. Investments is the general partner of CBL and Courtesy. Mr. Lampert is a controlling stockholder of Investments and is the managing member of RBSIM and ESLIM. Investments and Mr. Lampert each have less than a 40% interest in each of the ESL Parties. The securities reported as being owned by each of the ESL Parties reflect the total amount of securities beneficially owned by each such entity, which is greater than Mr. Lampert’s or Investments’ indirect pecuniary interest in such securities. RBSIM has less than a 40% interest in Institutional. The securities reported as being owned by Institutional reflect the total amount of securities beneficially owned by Institutional, which is greater than RBSIM’s indirect pecuniary interest in such securities. ESLIM has less than a 40% interest in Limited. The securities reported as being owned by Limited reflect the total amount of securities beneficially owned by Limited, which is greater than ESLIM’s indirect pecuniary interest in such securities. RBS Partners has less than a 40% interest in each of ESL and Investors. The securities reported as being owned by ESL reflect the total amount of securities beneficially owned by ESL, which is greater than RBS Partners’ indirect pecuniary interest in such securities. The securities reported as being owned by Investors reflect the total amount of securities beneficially owned by Investors, which is greater than RBS Partners’ indirect pecuniary interest in such securities.

/s/ William C. Crowley	November 27, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Joint Filer Information

Name:	ESL Partners, L.P.

Address:	One Lafayette Place Greenwich, CT 06830

Designated Filer:	ESL Investments, Inc.

Issuer & Ticker Symbol:	AutoNation, Inc. (AN)

Signature:	ESL PARTNERS, L.P.

	By: By:	RBS Partners, L.P., its general partner ESL Investments, Inc., its general partner

By: /s/ WILLIAM C. CROWLEY William C. Crowley President

Dated:		November 27, 2002

Joint Filer Information

Name:	ESL Limited

Address:	Hemisphere House 9 Church Street Hamilton, Bermuda

Designated Filer:	ESL Investments, Inc.

Issuer & Ticker Symbol:	AutoNation, Inc. (AN)

Signature:	ESL LIMITED

	By:	ESL Investment Management, LLC, its investment manager

	By:	/s/ WILLIAM C. CROWLEY William C. Crowley President

Dated:		November 27, 2002

Joint Filer Information

Name:	ESL Institutional Partners, L.P.

Address:	One Lafayette Place Greenwich, CT 06830

Designated Filer:	ESL Investments, Inc.

Issuer & Ticker Symbol:	AutoNation, Inc. (AN)

Signature:	ESL INSTITUTIONAL PARTNERS, L.P.

	By:	RBS Investment Management, LLC, its general partner

	By:	/s/ WILLIAM C. CROWLEY William C. Crowley Member

Dated:		November 27, 2002

Joint Filer Information

Name:	ESL Investors, LLC

Address:	One Lafayette Place Greenwich, CT 06830

Designated Filer:	ESL Investments, Inc.

Issuer & Ticker Symbol:	AutoNation, Inc. (AN)

Signature:	ESL INVESTORS, L.L.C.

	By:	RBS Partners, L.P., its manager
	By:	ESL Investments, Inc., its general partner

	By:	/s/ WILLIAM C. CROWLEY William C. Crowley Member

Dated:	November 27, 2002

Joint Filer Information

Name:	CBL Partners, L.P.

Address:	One Lafayette Place Greenwich, CT 06830

Designated Filer:	ESL Investments, Inc.

Issuer & Ticker Symbol:	AutoNation, Inc. (AN)

Signature:	CBL Partners, L.P.

	By:	ESL Investments, Inc., its general partner

	By:	/s/ WILLIAM C. CROWLEY William C. Crowley Member

Dated:	November 27, 2002

Joint Filer Information

Name:	Courtesy Partners, L.P.

Address:	One Lafayette Place Greenwich, CT 06830

Designated Filer:	ESL Investments, Inc.

Issuer & Ticker Symbol:	AutoNation, Inc. (AN)

Signature:	Courtesy Partners, L.P.

	By:	ESL Investments, Inc., its general partner

	By:	/s/ WILLIAM C. CROWLEY William C. Crowley Member

Dated:	November 27, 2002

Joint Filer Information

Name:	RBS Investment Management, LLC

Address:	One Lafayette Place Greenwich, CT 06830

Designated Filer:	ESL Investments, Inc.

Issuer & Ticker Symbol:	AutoNation, Inc. (AN)

Signature:	RBS INVESTMENT MANAGEMENT, LLC

	By:	/s/ WILLIAM C. CROWLEY William C. Crowley Member

Dated:		November 27, 2002

Joint Filer Information

Name:	RBS Partners, L.P.

Address:	One Lafayette Place Greenwich, CT 06830

Designated Filer:	ESL Investments, Inc.

Issuer & Ticker Symbol:	AutoNation, Inc. (AN)

Signature:	RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., its general partner

	By:	/s/ WILLIAM C. CROWLEY William C. Crowley Member

Dated:	November 27, 2002

Joint Filer Information

Name:	ESL Investment Management, LLC

Address:	One Lafayette Place Greenwich, CT 06830

Designated Filer:	ESL Investments, Inc.

Issuer & Ticker Symbol:	AutoNation, Inc. (AN)

Signature:	ESL INVESTMENT MANAGEMENT, LLC

	By:	/s/ WILLIAM C. CROWLEY William C. Crowley Member

Dated:	November 27, 2002

Joint Filer Information

Name:	Edward S. Lampert

Address:	One Lafayette Place Greenwich, CT 06830

Designated Filer:	ESL Investments, Inc.

Issuer & Ticker Symbol:	AutoNation, Inc. (AN)

Signature:	/s/ EDWARD S. LAMPERT Edward S. Lampert

Dated:	November 27, 2002